SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 04 June 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1  Transaction in Own Shares released on 01 May 2007
1.2  Transaction in Own Shares released on 02 May 2007
1.3  Transaction in Own Shares released on 03 May 2007
1.4  Transaction in Own Shares released on 04 May 2007
1.5  Transaction in Own Shares released on 08 May 2007
1.6  Transaction in Own Shares released on 09 May 2007
1.7  Transaction in Own Shares released on 10 May 2007
1.8  Transaction in Own Shares released on 11 May 2007
1.9  Director/PDMR Shareholding released on 11 May 2007
2.0  Transaction in Own Shares released on 14 May 2007
2.1  Transaction in Own Shares released on 15 May 2007
2.2  Transaction in Own Shares released on 16 May 2007
2.3  Transaction in Own Shares released on 17 May 2007
2.4  Transaction in Own Shares released on 18 May 2007
2.5  Transaction in Own Shares released on 22 May 2007
2.6  Transaction in Own Shares released on 23 May 2007
2.7  Transaction in Own Shares released on 24 May 2007
2.8  Transaction in Own Shares released on 25 May 2007
2.9  Transaction in Own Shares released on 29 May 2007
3.0  Transaction in Own Shares released on 30 May 2007
3.1  Transaction in Own Shares released on 31 May 2007
3.2  Total Voting Rights on 31 May 2007

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 May 2007

BP p.l.c. announces that on 30 April 2007, it purchased for cancellation 2,639,241 ordinary shares at prices between 567.0 pence and 570.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,904,926 ordinary shares in Treasury, and has 19,220,599,227 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.2


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  2 May 2007


BP p.l.c. announces that on 1 May 2007, it purchased for cancellation 1,335,684 ordinary shares at prices between 560.0 pence and 562.0 pence per share.


Following the above transaction, BP p.l.c. holds 1,943,904,926 ordinary shares in Treasury, and has 19,219,297,023 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 May 2007

BP p.l.c. announces that on 2 May 2007, it purchased for cancellation 3,116,267 ordinary shares at prices between 556.0 pence and 568.0 pence per share.

BP p.l.c. also announces that on 2 May 2007 it transferred to participants in its employee share schemes 1,275 ordinary shares at prices between 386.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,903,651 ordinary shares in Treasury, and has 19,216,295,143 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 May 2007



BP p.l.c. announces that on 3 May 2007, it purchased for cancellation 2,104,079 ordinary shares at prices between 570.5 pence and 575.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,903,651 ordinary shares in Treasury, and has 19,214,255,104 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.5


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 May 2007



BP p.l.c. announces that on 4 May 2007, it purchased for cancellation 2,614,800 ordinary shares at prices between 572.5 pence and 580.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,903,651 ordinary shares in Treasury, and has 19,211,708,304 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 May 2007

BP p.l.c. announces that on 8 May 2007, it purchased for cancellation 3,083,650 ordinary shares at prices between 566.5 pence and 574.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,903,651 ordinary shares in Treasury, and has 19,208,819,145 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 May 2007



BP p.l.c. announces that on 9 May 2007, it purchased for cancellation 3,105,285 ordinary shares at prices between 561.5 pence and 570.0 pence per share.



BP p.l.c. also announces that on 9 May 2007 it transferred to participants in its employee share schemes 2,991 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.



Following the above transaction, BP p.l.c. holds 1,943,900,660 ordinary shares in Treasury, and has 19,205,792,650 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.8


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 May 2007

BP p.l.c. announces that on 10 May 2007, it purchased for cancellation 3,140,616 ordinary shares at prices between 559.0 pence and 563.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,900,660 ordinary shares in Treasury, and has 19,202,999,071 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.9


BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 May 2007

BP p.l.c. was advised on 11 May 2007 by Computershare Plan Managers that on 10 May 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.62 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr I.C. Conn           66 shares
Dr A.B. Hayward        66 shares
Mr J.A. Manzoni        66 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       66 shares


This notice is given in fulfillment of the obligation under DR 3.1.2R.

EXHIBIT 2.0


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 May 2007

BP p.l.c. announces that on 11 May 2007, it purchased for cancellation 3,072,398 ordinary shares at prices between 549.5 pence and 560.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,900,660 ordinary shares in Treasury, and has 19,200,210,256 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 May 2007



BP p.l.c. announces that on 14 May 2007, it purchased for cancellation 2,706,867 ordinary shares at prices between 557.0 pence and 563.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,900,660 ordinary shares in Treasury, and has 19,197,568,084 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.2


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 May 2007


BP p.l.c. announces that on 15 May 2007, it purchased for cancellation 2,700,943 ordinary shares at prices between 557.9 pence and 563.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,900,660 ordinary shares in Treasury, and has 19,194,967,793 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  17 May 2007



BP p.l.c. announces that on 16 May 2007, it purchased for cancellation 2,712,200 ordinary shares at prices between 555.5 pence and 560.0 pence per share.



BP p.l.c. also announces that on 16 May 2007 it transferred to participants in its employee share schemes 3,519 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.



Following the above transaction, BP p.l.c. holds 1,943,897,141 ordinary shares in Treasury, and has 19,192,279,781 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  18 May 2007



BP p.l.c. announces that on 17 May 2007, it purchased for cancellation 343,000 ordinary shares at prices between 559.0 pence and 560.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,897,141 ordinary shares in Treasury, and has 19,191,969,931 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 May 2007


BP p.l.c. announces that on 21 May 2007, it purchased for cancellation 2,592,370 ordinary shares at prices between 579.0 pence and 590.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,897,141 ordinary shares in Treasury, and has 19,189,557,923 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  23 May 2007

BP p.l.c. announces that on 22 May 2007, it purchased for cancellation 2,603,800 ordinary shares at prices between 578.0 pence and 591.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,897,141 ordinary shares in Treasury, and has 19,186,991,944 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  24 May 2007



BP p.l.c. announces that on 23 May 2007, it purchased for cancellation 3,043,972 ordinary shares at prices between 575.0 pence and 580.0 pence per share.



BP p.l.c. also announces that on 23 May 2007 it transferred to participants in its employee share schemes 8,294 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.



Following the above transaction, BP p.l.c. holds 1,943,888,847 ordinary shares in Treasury, and has 19,184,498,843 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  25 May 2007



BP p.l.c. announces that on 24 May 2007, it purchased for cancellation 3,080,000 ordinary shares at prices between 569.0 pence and 573.5 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,888,847 ordinary shares in Treasury, and has 19,182,104,846 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  29 May 2007



BP p.l.c. announces that on 25 May 2007, it purchased for cancellation 3,114,380 ordinary shares at prices between 564.5 pence and 568.5 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,888,847 ordinary shares in Treasury, and has 19,179,253,460 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 May 2007


BP p.l.c. announces that on 29 May 2007, it purchased for cancellation 2,662,100 ordinary shares at prices between 564.5 pence and 571.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,888,847 ordinary shares in Treasury, and has 19,176,629,902 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 May 2007

BP p.l.c. announces that on 30 May 2007, it purchased for cancellation 3,150,000 ordinary shares at prices between 560.0 pence and 565.5 pence per share.

BP p.l.c. also announces that on 30 May 2007 it transferred to participants in its employee share schemes 11,755 ordinary shares at prices between 326.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,877,092 ordinary shares in Treasury, and has 19,173,566,957 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 3.2


BP p.l.c.

         Voting Rights and Capital - Transparency Directive Disclosure

                                                              London 31 May 2007


Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,182,481,682 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,187,564,182. This figure excludes (i) 1,943,888,847 ordinary shares which have been bought back and held in treasury by BP; and (ii) 138,814,693 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 04 June 2007                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary